EXHIBIT 6.5
January 29,1996

PERSONAL AND CONFIDENTIAL

Mr. Benjamin Pittman
18947 Mt. Jasper Dr.
Castro Valley, CA 94552

Dear Ben:

It is our pleasure to offer you full time employment with ValueStar, Inc. on the following terms:

Employment and Duties. Your employment shall be with ValueStar, Inc. as Finance and Operations Manager. In this position you will be responsible for all aspects of the business except sales and marketing. Some of your primary duties include managing departments in finance, ratings, computer systems, human resources and operations. Additionally, you will assist the managing director in a host of activities including special projects. Additionally, you will be a key advisor and senior executive involved in miscellaneous projects that bring value to ValueStar.

In this position you shall report to and perform as directed by the managing director or other individual if assigned. You shall devote your full time, ability, attention, energy and skills solely and exclusively to performing your duties on behalf of ValueStar, Inc. ValueStar, Inc. reserves the right to change your duties or hours during the course of your employment if necessary.

2. Start Date. If you accept this offer, your full time employment with ValueStar, Inc. shall begin on February 8, 1996.

3. Compensation. In consideration for your services to ValueStar, Inc., you shall receive compensation of $3,333.33 per month. Compensation earned during the course of a month shall be paid on the 1st and 16th of each month in arrears. If the 1st or 16th of the month fall on a weekend or holiday, payment will be made on the following business day. All compensation payable to you will be subject to applicable state and federal withholding requirements.

Earn from 0% to 15% of base salary based on achieving agreed upon MBOs.

Incentive Stock Options (earned after one year): earn from 0 to 20,000 shares of five year options at market price based on MBO attainment and performance appraisal by managing director.

4. Benefits. You will be allowed to participate in the Company's health benefit program. The Company will contribute $100 per month toward this program or other program you are involved in.

During your first year you will earn a one week paid vacation. During your second and third year you will earn two weeks paid vacation. During your fourth year and thereafter you will earn three weeks paid vacation. Additionally, you will be allowed to take six personal days off work with pay for any reason during the course of any year. During your first year you may not use more than three personal days during your first six months. Unused vacation days must be used during the year following the year it is earned, or it is forfeited. Unused personal days are not earned days and are therefore not credited to you upon your termination for any reason.

Paid holidays follow: New Year's day, Martin Luther King day, Managing director's day, Memorial day, Independence Day, Labor Day, Thanksgiving, the day after Thanksgiving, and Christmas day.

5. Proprietary Rights and Confidentiality. As a condition of your employment with ValueStar, Inc., you must execute a Proprietary Rights and Confidentiality Agreement.

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6. Arbitration.  Any dispute or controversy arising out of or in connection with
your  employment,   or  the  termination  of  your  employment,   including  the
interpretation of the terms set forth in this letter, shall be settled exclusively by arbitration in Alameda county in accordance with the then current rules of the American Arbitration Association. The decision of the arbitrator shall be final and binding as to all parties and each party shall bear their own attorneys' fees.

7. At-Will Employment and Limited Term. Your employment with ValueStar, Inc. is entirely voluntary and either you or ValueStar, Inc. may terminate the employment relationship at any time for any reason. ValueStar, Inc.'s relationship with you shall thus be one of "at will" employment.

The terms of this offer supersede any other terms or agreements between you and ValueStar, Inc., and any statements made by a representative of ValueStar, Inc. which contradict in any way the terms of this letter are unauthorized and not binding. Modifications of the terms and conditions of your employment are valid only if made in writing by the Managing Director of ValueStar, Inc. ValueStar's Member Human Resource Manual will be created and will contain various other policies and procedures which you will be expected to abide by.

If you wish to accept this offer of employment, please sign in the space provided below. By so signing, you acknowledge that you have received no inducement or representation other than those set forth in this letter which cause you to accept this offer. We look forward to your joining us at ValueStar, Inc.

Sincerely,

ValueStar, Inc.                           Offer accepted:


/s/ JIM STEIN                             /s/ BENJAMIN PITTMAN
By: Jim Stein, Managing Director          Benjamin Pittman

1/29/96                                   2/3/96
Date                                      Date

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